MOL Plc.
Finance

21st May, 2005



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683



DIVIDEND ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF MOL HUNGARIAN OIL AND GAS Plc. DIVIDEND FOR THE 2004 FINANCIAL YEAR

Dear Shareholders,

The Annual General Meeting of MOL Hungarian Oil and Gas Company Plc. held on April 27, 2005 approved to pay a dividend of HUF 16,998 million in respect of the 2004 financial year on its ordinary shares. According to the Section 226/E of Act CXLIV of 1997 (Company Act), public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on 7,088,065 treasury shares held by MOL, will be paid to the shareholders entitled to receive dividends in proportion to their shareholding.
Accordingly the gross dividend is HUF 167.42 per share.

The payment of dividend will commence on June 14, 2005 (Tuesday)

Prior to payment of the dividend, MOL will carry out a shareholder identification, based on the data of June 7, 2005. The last day of trading on the Budapest Stock Exchange for shares entitled to the dividend of 2004 financial year will be June 2, 2005. Shareholders (natural persons and legal entities) will be entitled to receive the dividend if they own MOL shares at the record date. **Shareholders will remain entitled to receive the dividend within a limited five-year period beginning at the starting day of the dividend payment. The Company disclaims any obligation to pay any interest on dividends paid after June 14, 2005.**

Process of dividend payment:

1. **In respect of shareholders holding their shares in a security account with a Hungarian accountkeeper, the dividend will be transferred to the security account held at the accountkeeper or to his personal bank account commencing June 14, 2005, if the above mentioned accountkeeper has transferred to KELER all data required for shareholder identification in relation to the shareholder, fully complying with all relevant KELER procedures.** If the accountkeeper cannot identify the owner of the holder of the respective shares by the given date, the accountkeeper may carry out the identification process later, according to KELER's procedures. Having obtained the missing or supplementary information, KELER determines the net dividend payable and transfers it to the account of the shareholder at its accountkeeper or to his personal bank account. Please note that in such cases KELER executes supplementary transfers only once a month and neither MOL nor KELER undertake any responsibility for any delays arising from such actions. The Company therefore kindly asks all shareholders to call the attention of their respective accountkeepers to give their data in order to perform the said shareholders identification appropriately and in a timely manner, and in case of doubt they should check whether the accountkeeper has all data required for the data to be supplied to KELER. The Company and KELER Rt. do not undertake any obligation for late dividend payments arising from the incomplete, unsuitable or missing information from the shareholder or its accountkeeper. Holders of deposited shares will receive their tax certificates by post depending on the time needed for data processing.

2. In case of GDR holders, dividends will be transferred by MOL through the domestic custodian bank (HVB Bank Hungary) to the shareholders through JP Morgan (the GDR issuer). In the event of any question, we would kindly ask holders of GDRs to contact JP Morgan Chase Bank

(1 Chase Manhattan Plaza, New York, NY10081, USA) the Depository for MOL's GDR programme, or its Hungarian Custodian Bank HVB Bank Hungary, Department of Deposits at 1054 Budapest, Akadémia u. 17., phone: (361) 301 1941 or 1911.

3. In case of shares introduced to the Warsaw Stock Exchange, the account keepers identify the shareholders via Polish Clearing House (KDPW) and the dividend transfer is executed via KDPW also. In case of these shares the Company pays the dividend in HUF.

We kindly call the attention of the shareholders to the following:

For **Hungarian domiciled natural persons**, the dividend can be paid only if the accountkeeper gives the name, tax ID number and the address of the given shareholder. The dividend cannot be paid for those Hungarian domiciled natural shareholders, who do not have a tax ID number.

For **Hungarian domiciled legal entities**, the dividend can only be paid without the deduction of withholding tax, if the legal entity's tax number has been submitted by the accountkeeper.

Foreign domiciled shareholder
As base case, 20% withholding tax will be deducted from the dividend. Pursuant to inter-state treaties on avoidance of double taxation, a preferred tax rate may be applicable on shareholders with domicile of such countries in accordance with the general Tax Office license issued for MOL, if the shareholder delivers, through KELER Rt., the certificate verifying his foreign domicile to the bank that pays the dividend, also the beneficiary document subject to the provisions of the relevant inter-state treaty, as well as the authentic Hungarian translation thereof, issued in the year of dividend payment. In the absence of such certificate of residence or any double taxation treaty between Hungary and the respective country, the applicable withholding tax is 20%. Such certificates of residence are individually evaluated. Please allow for due process time by the company.

For private individuals having foreign domicile the dividend is payable to those who can present their name and address via their accountkeeper.

In case of payment of dividend due to a foreign person to a nominee, the nominee, until the last day of the calendar year of the payment, is obliged to make a duly signed declaration in Hungarian, or in Hungarian and English, on the foreign person's name, permanent address, seat, birth place and date, fiscal residency and the amount of dividend payable or paid in forints. On the basis of this declaration, the preparation of the certificate and compliance with the information provision obligation is the responsibility of MOL. If the nominee makes his declaration after the date of the dividend payment, MOL prepares and delivers the certificate within 30 days following receipt of the declaration. MOL prepares the certificate simultaneously with the payment, if the nominee makes the declaration with the necessary data until the date of payment and submits the certificate of fiscal residence and the declaration of beneficial ownership. If on the basis of the declaration MOL is not in a position to provide information on the foreign person receiving the dividend, it complies with its obligation by providing information on the name, seat, and if the nominee is of Hungarian residence, also the tax ID number, of the nominee and the amount of dividend paid to it.

Shareholders who have not yet received dividend in respect of the 2000, 2001, 2002, and 2003 business years, may claim their dividend through their accountkeeper. Dividends in respect of 1999 – with respect to the elapse of the 5 year forfeiture period – may be claimed up to June 20, 2004.

The Board of Directors of
MOL Hungarian Oil and Gas Co.

 **MOL HUNGARIAN OIL AND GAS PLC.**

INVESTOR NEWS

26 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 25 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 39,342 treasury shares at an average price of 15,554 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 7.168.054 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 May, 2005

Share distribution for the MOL management

MOL Hungarian Oil and Gas company hereby announces that today in accordance with its long-term share incentive scheme it distributed 80,358 MOL shares to 127 senior and middle management. The basis for the shares distribution was the fulfilment of the company's 2002 year targets.

The following shares were distributed to the senior management of MOL:

Zsolt Hernádi, Executive Chairman and CEO :	6,469 shares,
György Mosonyi, Group Chief Executive Officer:	5,434 shares,
Michel-Marc Delcommune, Group Chief Strategic Officer:	3,997 shares,
Zoltán Áldott, Exploration and Production Division Managing Director	1,576 shares,
Sándor Fasimon, Natural Gas Division Managing Director:	674 shares,
Ferenc Horváth, Refining and Marketing Division Managing Director:	850 shares

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

23 May, 2005

MOL signs a EUR 700 million revolving facility agreement, the largest corporate bank facility to date in Hungary

MOL Hungarian Oil and Gas Plc. signed a new EUR 700 million multi-currency revolving facility agreement with a syndicate of international banks. During the syndication process, the facility amount was more than 2 times oversubscribed of which EUR 700 million has been accepted according to final decision of MOL and the bank consortium. The size and terms achieved in the new syndicated loan facility clearly show the success of the company's strategy in the region and the high level of commitment of MOL's relationship banks. In accordance with recent European trends, the documentary conditions reflect further evolution compared to earlier facilities and demonstrate MOL's outstanding achievements of recent years.

The EUR 700 million commercial bank facility has a maturity of 5+1+1 years with bullet repayment and carries an interest rate of EURIBOR plus 22.5 to 37.5 basis points, subject to a margin grid based on the actual Net Debt to EBITDA ratio. The proceeds of the facility will be used for general corporate purposes.

This EUR 700 million transaction is the largest recorded bank facility in Hungary to date , as well as the largest recorded unsecured bank facility in the oil & gas sector in Central and Eastern Europe.

Bookrunners: BNP Paribas, Citigroup, HSBC Bank

Mandated Lead Arrangers: Abn Amro Bank, Bank Austria Creditanstalt, HVB Hungary, The Bank Of Tokyo-Mitsubishi, Barclays Capital, Calyon, CIB Bank, Všeobecná Úverová Banka, Deutsche Bank, Dresdner Kleinwort Wasserstein, Fortis Bank, ING, K&H Bank, OTP Bank, Tatra Banka, Sanpaolo IMI, Societe Generale and WestLB Hungaria Bank, Bank Polska Kasa Opieki, Unibanka.

Co-Arrangers: Mizuho Corporate Bank., Banco Bilbao Vizcaya Argentaria, Sumitomo Mitsui Banking Corporation.

Lead Managers: Budapest Bank, Magyar Külkereskedelmi Bank.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

23 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 23 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 25,337 treasury shares at an average price of 15,268 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 7,128,712 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 **MOL HUNGARIAN OIL AND GAS PLC.**

INVESTOR NEWS

20 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 19 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 37,510 treasury shares at an average price of 15,182 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 7,103,375 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 May 2005

Share purchase of a MOL manager

Mr. József Kudela, member of the Supervisory Board of MOL purchased 100 MOL shares at HUF 14,903 on 13 May 2005, and 240 MOL shares at HUF 14.983 on average on 17 May 2005 on the Budapest Stock Exchange, with the assistance of K&H Equities Ltd., as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

17 May 2005

Share sale of a MOL manager

Mr. Michel-Marc Delcommune, Group Chief Strategy Officer sold 5,000 MOL shares at HUF 14,903 on average on the Budapest Stock Exchange on 17 May 2005, with the assistance of Takarékbank Ltd., as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 13 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 292,772 treasury shares at an average price of 15,217 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 7,065,865 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 May, 2005

MOL's Board of Directors has decided on the dividend payment date

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that MOL's Board of Directors has set the starting day of dividend payment at the 14th of June 2005. Accordingly, the record date will be the 7th of June 2005. The Company will inform shareholders on the exact amount of dividend per share and the terms of payment in a separate dividend payment announcement by the 31st of May 2005.

For further informatio:., please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

12 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 12 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 30,622 treasury shares at an average price of 15,485 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,773,093 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 **MOL HUNGARIAN OIL AND GAS PLC.**

INVESTOR NEWS

11 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 11 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 74,820 treasury shares at an average price of 15,553 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,742,471 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

10 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 10 May 2005, based on the announcement made on 17 March 2005 and the authorisation of general meeting held on 27 April 2005, MOL bought 43,436 treasury shares at an average price of 15,801 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,667,651 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

9 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 9 May 2005, based on the announcement made on 17 March 2005 and the authorisation of General Meeting held on 27 April 2005, MOL bought 17,588 treasury shares at an average price of 15,742 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,624,215 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

9 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 6 May 2005, based on the announcement made on 17 March 2005 and the authorisation of General Meeting held on 27 April 2005, MOL bought 21,000 treasury shares at an average price of 15,810 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,606,627 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

5 May, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 5 May 2005, based on the announcement made on 17 March 2005 and the authorisation of General Meeting held on 27 April 2005, MOL bought 38,842 treasury shares at an average price of 15,793 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,585,627 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924